ProShares®

ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax:     240.497.6530

May 31, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the “Trust”)

(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the Trust pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 90 under the Securities Act and Amendment No. 99 under the 1940 Act to the Trust’s Registration Statement on Form N-1A, relating to: ProShares CDS Long North American HY Credit ETF; ProShares CDS Short North American HY Credit ETF; ProShares CDS Long North American IG Credit ETF; ProShares CDS Short North American IG Credit ETF; ProShares Long European HY Credit ETF; ProShares Short European HY Credit ETF; ProShares Long European IG Credit ETF; and ProShares Short European IG Credit ETF.

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6539.

Sincerely,

/s/ Amy R. Doberman
Amy R. Doberman
Chief Legal Officer and Secretary